NEWS RELEASE	ELD No. 15-10
TSX: ELD NYSE: EGO	June 29, 2015

Eldorado Receives Project Permit Approval for the Eastern Dragon Project

Vancouver, BC – Eldorado Gold Corporation (“Eldorado” or the “Company”), is pleased to announce the Company has received the Project Permit Approval (“PPA”) for its Eastern Dragon Project in Heilongjiang Province, China.

The PPA is the most significant permit required, as the approval process includes a review and verification of previous permits granted, including the Environmental Protection Assessment, the Social Risk Management License, and all relevant business licenses. The PPA was approved at the central government level by the National Development and Reform Commission (NDRC).

With the granting of the PPA Eldorado will recommence work at site in July, initially focusing on completion and testing of the mill circuit along with the work on the power and water supplies. Earthworks are expected to commence late in the third quarter pending the timely receipt of outstanding forestry permits.

The Eastern Dragon Project is a high-grade gold and silver epithermal vein deposit that will be mined using a combination of open pit and underground methods. Current proven and probable reserves stand at 3.0 million tonnes grading 7.70 grams per tonne gold and 70 grams per tonne silver. The ore is free-milling, with average recoveries of 95% for gold and 80% for silver. Once in full production the Company expects to produce approximately 70,000 ounces of gold and 570,000 of silver annually at cash costs (net of by- product credits) of $175 per ounce.

Paul N. Wright, Eldorado’s Chief Executive Officer commented, “The PPA is the major permit approval required in the development of what we consider one of the highest quality gold assets in China. This permit represents years of hard work and determination by our team in China, in combination with key support from the Canadian and Chinese governments.”

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

1

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward- looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Eastern Dragon Project Permit Approval.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 27, 2015.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and Form 40-F dated March 27, 2015 and technical reports filed under the Company’s name at www.sedar.com and www.sec.gov respectively.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors. While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Contact

Krista Muhr

Vice President Investor Relations & Corporate Communications 604 601 6701

kristam@eldoradogold.com www.eldoradogold.com

2